ANNUAL MESSAGE FROM THE PRESIDENT:

Dear Fellow Shareholders:

Once again we have seen an incredible year which had positive returns for investors in short, intermediate, and long-term fixed-income investments as well as equities. The only area that seemed to be negatively impacted in general was Southeast Asia and specifically, Japan, Indonesia, Malaysia and other smaller Asian countries.

It would appear once again that our domestic economy remains in a very strong position with growth continuing, although not at a record pace, and inflation being kept well under control. Although wage rates appear to be increasing at a rate faster than that of inflation, it would seem very difficult at this point in time for the Federal Reserve Board to arbitrarily raise interest rates in light of international concerns.

We continue to believe that the balance of the 1990's will represent opportunities for investors in fixed income securities as well as equities and, greatly appreciate the trust you continue to show in the Carnegie Funds Group and our philosophy of high quality fixed-income investments.

Thank you for your continued support as shareholders of the Carnegie Funds
Group.

                                            Sincerely,


                                            /s/ George R. Mateyo
                                            -------------------------
                                            President

                          INDEPENDENT AUDITORS' REPORT

KPMG PEAT MARWICK LLP

To the Board of Trustees and Shareholders
Liquid Capital Income Trust, Carnegie Government Securities Trust, Carnegie Tax Free Income Trust and Carnegie Tax Exempt Income Trust

We have audited the accompanying statements of net assets of Liquid Capital Income Trust, Carnegie Government Securities Trust, Carnegie Tax Free Income Trust and Carnegie Tax Exempt Income Trust (comprising the Ohio General Municipal Fund), as of July 31, 1998, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Trusts' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of July 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and the financial highlights referred to above present fairly, in all material respects, the financial position of Liquid Capital Income Trust, Carnegie Government Securities Trust, Carnegie Tax Free Income Trust and Carnegie Tax Exempt Income Trust, as of July 31, 1998, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with generally accepted accounting principles.

August 21, 1998                             /s/ KPMG Peat Marwick LLP
Cleveland, Ohio

 LIQUID CAPITAL INCOME TRUST -- FINANCIAL HIGHLIGHTS
 Data for each share outstanding throughout the period

                                                           YEAR ENDED JULY 31,
                                 ------------------------------------------------------------------------
                                     1998           1997           1996           1995           1994
                                 ------------   ------------   ------------   ------------   ------------
Net asset value, beginning of
 period........................         $1.00          $1.00          $1.00          $1.00          $1.00
 INCOME FROM INVESTMENT
   OPERATIONS:
 Net investment income.........         0.047          0.045          0.047          0.047          0.026
                                 ------------   ------------   ------------   ------------   ------------
 Total from Investment
   Operations..................         0.047          0.045          0.047          0.047          0.026
 LESS DISTRIBUTIONS:
 Distributions from Net
   Investment Income...........        (0.047)        (0.045)        (0.047)        (0.047)        (0.026)
                                 ------------   ------------   ------------   ------------   ------------
 Total Distributions...........        (0.047)        (0.045)        (0.047)        (0.047)        (0.026)

Net Asset Value, End of
 Period........................         $1.00          $1.00          $1.00          $1.00          $1.00
                                 ============   ============   ============   ============   ============
RATIOS/SUPPLEMENTAL INFORMATION
 Expenses as a percentage of
   average daily net
   assets(1)...................         0.88%          0.94%          0.90%          0.87%          0.88%
 Net investment income as a
   percentage of average daily
   net assets(1)...............         4.71%          4.48%          4.69%          4.72%          2.62%
Net Assets at end of period....  $164,475,955   $185,185,738   $205,508,605   $247,385,884   $289,950,268
                                 ============   ============   ============   ============   ============

 (1) The percentages should not be construed as representative of the yield or expenses related to further investments in the Trust.

 CARNEGIE GOVERNMENT SECURITIES TRUST -- FINANCIAL HIGHLIGHTS
 Data for each share outstanding throughout the period

                                                            YEAR ENDED JULY 31,
                                    -------------------------------------------------------------------
                                       1998          1997          1996          1995          1994
                                    -----------   -----------   -----------   -----------   -----------
Net asset value, beginning of
 period...........................        $1.00         $1.00         $1.00         $1.00         $1.00
 INCOME FROM INVESTMENT
   OPERATIONS:
 Net investment income............        0.045         0.042         0.045         0.044         0.024
                                    -----------   -----------   -----------   -----------   -----------
 Total from Investment
   Operations.....................        0.045         0.042         0.045         0.044         0.024
 LESS DISTRIBUTIONS:
 Distributions from Net Investment
   Income.........................       (0.045)       (0.042)       (0.045)       (0.044)       (0.024)
                                    -----------   -----------   -----------   -----------   -----------
 Total Distributions..............       (0.045)       (0.042)       (0.045)       (0.044)       (0.024)

Net Asset Value, End of Period....        $1.00         $1.00         $1.00         $1.00         $1.00
                                    ===========   ===========   ===========   ===========   ===========
RATIOS/SUPPLEMENTAL INFORMATION
 Expenses as a percentage of
   average daily net assets(1)....        0.98%         1.11%         1.03%         1.06%         0.98%
 Net investment income as a
   percentage of average daily net
   assets(1)......................        4.51%         4.25%         4.50%         4.38%         2.37%
Net Assets at end of period.......  $14,534,252   $12,440,409   $12,737,746   $14,424,876   $18,078,719
                                    ===========   ===========   ===========   ===========   ===========

 (1) The percentages should not be construed as representative of the yield or expenses related to further investments in the Trust.

CARNEGIE TAX FREE INCOME TRUST -- FINANCIAL HIGHLIGHTS
Data for each share outstanding throughout the period

                                                               YEAR ENDED JULY 31,
                                       -------------------------------------------------------------------
                                          1998          1997          1996          1995          1994
                                       -----------   -----------   -----------   -----------   -----------
Net asset value, beginning of
 period..............................        $1.00         $1.00         $1.00         $1.00         $1.00
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment income...............        0.028         0.027         0.029         0.029         0.018
                                       -----------   -----------   -----------   -----------   -----------
 Total from Investment Operations....        0.028         0.027         0.029         0.029         0.018
 LESS DISTRIBUTIONS:
 Distributions from Net Investment
   Income............................       (0.028)       (0.027)       (0.029)       (0.029)       (0.018)
                                       -----------   -----------   -----------   -----------   -----------
 Total Distributions.................       (0.028)       (0.027)       (0.029)       (0.029)       (0.018)

Net Asset Value, End of Period.......        $1.00         $1.00         $1.00         $1.00         $1.00
                                       ===========   ===========   ===========   ===========   ===========
RATIOS/SUPPLEMENTAL INFORMATION
 Expenses as a percentage of average
   daily net assets(1)...............        0.90%         0.84%         0.80%         0.82%         0.77%
 Net investment income as a
   percentage of average daily net
   assets(1).........................        2.78%         2.74%         2.92%         2.86%         1.77%
Net Assets at end of period..........  $21,805,702   $20,188,763   $25,266,098   $27,615,905   $31,640,760
                                       ===========   ===========   ===========   ===========   ===========

(1) The percentages should not be construed as representative of the yield or expenses related to further investments in the Trust.

CARNEGIE TAX EXEMPT INCOME TRUST -- OHIO GENERAL MUNICIPAL FUND
FINANCIAL HIGHLIGHTS -- Data for each share outstanding throughout the period

                                                               YEAR ENDED JULY 31,
                                       -------------------------------------------------------------------
                                          1998          1997          1996          1995          1994
                                       -----------   -----------   -----------   -----------   -----------
Net asset value, beginning of
 period..............................        $9.66         $9.41         $9.46         $9.50         $9.87
 INCOME FROM INVESTMENT OPERATIONS:
 Net investment income(2)                    0.477         0.484         0.514         0.556         0.549
 Net realized and unrealized
   gains/(losses) on securities......       (0.019)        0.250        (0.050)       (0.040)       (0.370)
                                       -----------   -----------   -----------   -----------   -----------
 Total from investment operations....        0.458         0.734         0.464         0.516         0.179
 LESS DISTRIBUTIONS:
 Distributions from net investment
   income............................       (0.477)       (0.484)       (0.514)       (0.556)       (0.549)
                                       -----------   -----------   -----------   -----------   -----------
 Total distributions.................       (0.477)       (0.484)       (0.514)       (0.556)       (0.549)

Net Asset Value, End of Period.......        $9.64         $9.66         $9.41         $9.46         $9.50
                                       ===========   ===========   ===========   ===========   ===========
ANNUAL TOTAL RETURN..................        4.84%         9.41%         4.98%         5.50%         1.82%
                                       ===========   ===========   ===========   ===========   ===========
RATIOS/SUPPLEMENTAL INFORMATION
 Net assets at end of period.........   $9,220,496   $10,283,205   $11,655,988   $11,448,521   $12,574,835
 Expenses as a percentage of average
   daily net assets(1)(2)............        1.00%         0.95%         0.88%         0.97%         0.93%
 Net investment income as a
   percentage of average daily net
   assets(1).........................        4.96%         5.12%         5.41%         5.95%         5.68%
 Portfolio Turnover rate.............        5.36%         3.88%        23.45%         8.77%        10.04%

(1) The percentages should not be construed as representative of the yield or expenses related to further investments in the Fund.

(2) During the periods indicated, the Fund did not make payments or made partial payments under their Distribution Expenses Plan and CCMC waived management fees. Net investment income for the Ohio General Municipal Fund would have been $.448, $.455, $.483, $.528, and $.520 for the years ended July 31,
    1998, 1997, 1996, 1995, and 1994, respectively; had such Distribution Expense Plan payments been made and had such fees not been waived. Expenses as a percentage of average net assets would have been 1.30%, 1.25%, 1.18%, 1.27%, and 1.23%, for the same periods, respectively.

                          LIQUID CAPITAL INCOME TRUST

                            STATEMENT OF NET ASSETS
                                 JULY 31, 1998

 PRINCIPAL                                                                      MATURITY DATES        VALUE
   AMOUNT                                                                           (1998)          (NOTE A)
 ---------                                                                      --------------      --------
                COMMERCIAL PAPER -- 44.7%
$  5,000,000    Abbott Laboratories, 5.48%..................................         8/13         $   4,992,389
   5,000,000    American Express Company, 5,50%.............................         8/5              4,998,472
   3,525,000    Associates First Capital Corp., 6.00%.......................       3/15/99            3,536,104
   5,000,000    BankAmerica Corp., 5.51%....................................         8/12             4,993,113
   5,000,000    Bank One Corp., 5.52%.......................................         8/26             4,982,367
   5,000,000    Coca-Cola Company, 5.47%....................................         8/17             4,989,364
   5,000,000    Ford Motor Credit Company, 5.52%............................         8/7              4,996,933
   5,000,000    General Electric Company, 5.48%.............................         8/10             4,994,672
   5,000,000    Guardian Industries Corp., 5.53%............................         9/11             4,970,046
   5,000,000    International Lease Finance Corp., 5.49%....................         8/24             4,983,988
   5,000,000    Lucent Technologies Inc., 5.48%                                      8/27             4,981,733
   5,000,000    Merrill Lynch & Company, 5.52%                                       8/25             4,983,133
   5,000,000    National City Corp., 5.51%                                           9/4              4,975,511
   5,000,000    National Rural Utilities Cooperative Finance Corp., 5.51%            9/2              4,977,042
   5,000,000    Walt Disney Company, 5.44%                                           9/15             4,967,511
                                                                                                  -------------
                TOTAL COMMERCIAL PAPER (Cost $73,322,378)...................                         73,322,378
                                                                                                  -------------
                U.S. GOVERNMENT INTEREST BEARING AND AGENCIES -- 42.6%
   5,000,000    Federal Farm Credit Bank, 5.53%.............................         10/1             5,000,000
   4,000,000    Federal Home Loan Bank, 5.63%...............................        3/2/99            4,000,000
  16,000,000    Federal Home Loan Bank, 5.60%...............................        3/5/99           16,000,000
   5,000,000    Federal Home Loan Mortgage Corp., 5.44%.....................         8/7              4,996,978
   5,000,000    Federal Home Loan Mortgage Corp., 5.42%.....................         8/13             4,992,472
   5,000,000    Federal Home Loan Mortgage Corp., 5.46%                              8/20             4,987,108
   5,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................         8/21             4,986,375
   5,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................         8/28             4,981,076
   5,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................         9/18             4,965,181
   5,000,000    Federal National Mortgage Association, 5.44%................         8/14             4,991,689
   5,000,000    Federal National Mortgage Association, 5.43%................         8/21             4,986,425
   5,000,000    Federal National Mortgage Association, 5.46%................         9/18             4,984,075
                                                                                                  -------------
                TOTAL U.S. GOVERNMENT INTEREST BEARING AND AGENCIES
                (Cost 69,871,379)...........................................                         69,871,379
                                                                                                  -------------
                REPURCHASE AGREEMENTS -- 12.6%
  20,729,000    Merrill Lynch Government Securities, Inc., 5.63%;
                Collateralized by $21,145,000 Federal Home Loan Bank, 5.66%
                due 7/30/99 (repurchase proceeds $20,738,725)...............         8/3             20,729,000
                                                                                                  -------------
                TOTAL INVESTMENTS -- 99.9% (COST $163,922,757)..............                        163,922,757
                OTHER ASSETS LESS LIABILITIES-.1............................                            553,198
                                                                                                  -------------
                NET ASSETS -- 100.0% -- equivalent to $1.00 per share for
                164,475,955 outstanding Capital Shares in the Trust, $.10
                par value (unlimited number of shares authorized) --
                Note E...........................................................                 $ 164,475,955
                                                                                                  =============

                            STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JULY 31, 1998

INTEREST INCOME....................................................                                 $12,128,269
EXPENSES -- NOTE B
 Management fees...................................................                 $1,091,375
 Custodian and transfer agent fees.................................                    510,975
 Printing..........................................................                     89,149
 Postage...........................................................                     76,701
 Registration and filing fees......................................                     47,296
 Professional fees.................................................                     40,087
 Trustees' fees....................................................                     24,000
 Insurance expense.................................................                     17,206
 Miscellaneous.....................................................                     15,072        1,911,861
                                                                                    ----------      -----------
INVESTMENT INCOME -- NET...........................................                                 $10,216,408
                                                                                                    ===========

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                        YEAR ENDED JULY 31,
                                                                                   -----------------------------
                                                                                       1998             1997
                                                                                   -------------    ------------
INCREASE (DECREASE) IN NET ASSETS -- NOTE E
 Operations:
   Investment income -- net........................................                $ 10,216,408     $  8,808,056
 Distributions to shareholders from net
   investment income...............................................                 (10,216,408)      (8,808,056)
 Capital share transactions -- net.................................                 (20,709,783)     (20,322,867)
                                                                                   ------------     ------------
      Total decrease in net assets.................................                 (20,709,783)     (20,322,867)
NET ASSETS
 Beginning of year.................................................                 185,185,738      205,508,605
                                                                                   ------------     ------------
 End of year.......................................................                $164,475,955     $185,185,738
                                                                                   ============     ============

+ At July 31, 1998, investments in commercial paper are diversified among several industries with no significant concentration. At the time of purchase, all commercial paper investments are rated A-1 by S&P or P-1 by Moody's Rating Services.

See Notes to Financial Statements.

                      CARNEGIE GOVERNMENT SECURITIES TRUST

                            STATEMENT OF NET ASSETS
                                 JULY 31, 1998

PRINCIPAL                                                                       MATURITY         VALUE
  AMOUNT                                                                      DATES (1998)     (NOTE A)
---------                                                                     ------------     --------
              U.S. GOVERNMENT AGENCIES -- 82.3%
$1,000.000    Federal Home Loan Mortgage Corp., 5.44%.....................        8/7         $   999,396
 1,000,000    Federal Home Loan Mortgage Corp., 5.44%.....................        8/7             999,396
 1,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................       8/17             997,880
 1,000,000    Federal Home Loan Mortgage Corp., 5.46%.....................       8/20             997,422
 1,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................       8/21             997,275
 1,000,000    Federal Home Loan Mortgage Corp., 5.44%.....................       8/28             996,222
 1,000,000    Federal Home Loan Mortgage Corp., 5.40%.....................        9/3             995,350
 1,000,000    Federal Home Loan Mortgage Corp., 5.42%.....................        9/4             995,182
 1,000,000    Federal Home Loan Mortgage Corp., 5.45%.....................       9/30             991,219
 1,000,000    Federal National Mortgage Association, 5.43%................        8/4             999,849
 1,000,000    Federal National Mortgage Association, 5.44%................       8/14             998,338
 1,000,000    Federal National Mortgage Association, 5.46%................       8/24             996,815
                                                                                              -----------
              TOTAL U.S. GOVERNMENT AGENCIES
              (Cost $11,963,344)..........................................                     11,964,344
                                                                                              ===========


              REPURCHASE AGREEMENTS -- 17.7%
 2,580,000    Merrill Lynch Government Securities, Inc., 5.63%;
               Collateralized by $2,640,000 Federal Home Loan Mortgage
               Corp., 6.59% due 7/23/08 (repurchase proceeds
               $2,581,210)................................................        8/3           2,580,000
                                                                                              -----------

              TOTAL INVESTMENTS -- 100.0%
               (Cost $14,544,344).........................................                     14,544,344
              OTHER ASSETS LESS LIABILITIES...............................                        (10,092)
                                                                                              -----------

              NET ASSETS -- 100.0% -- equivalent to $1.00 per share for
               14,534,252 outstanding Capital Shares in the Trust, $.10
               par value (unlimited number of shares authorized) -- Note
               E..........................................................                    $14,534,252
                                                                                              ===========

                            STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JULY 31, 1998

INTEREST INCOME.............................................                                     $800,138
EXPENSES -- NOTE B
 Management fees............................................    $ 72,460
 Custodian and transfer agent fees..........................      25,321
 Registration and filing fees...............................      11,925
 Professional fees..........................................      11,265
 Trustees' fees.............................................       8,000
 Printing...................................................       6,873
 Postage....................................................       2,769
 Insurance expense..........................................       1,450
 Miscellaneous..............................................       2,909                          142,972
                                                                --------                         --------
INVESTMENT INCOME -- NET....................................                                     $657,166
                                                                                                 ========

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                             YEAR ENDED JULY 31,
                                                                -----------------------------------------
                                                                   1998                          1997
                                                                -----------                   -----------
INCREASE (DECREASE) IN NET ASSETS -- NOTE E
 Operations:
   Investment income -- net.................................    $   657,166                   $   523,418
 Distributions to shareholders from net
   investment income........................................       (657,166)                     (523,418)
 Capital share transactions -- net..........................      2,093,843                      (297,337)
                                                                -----------                   -----------
       Total increase in net assets.........................      2,093,843                      (297,337)
NET ASSETS
 Beginning of year..........................................     12,440,409                    12,737,746
                                                                -----------                   -----------
 End of year................................................    $14,534,252                   $12,440,409
                                                                ===========                   ===========

See Notes to Financial Statements.

                         CARNEGIE TAX FREE INCOME TRUST

                            STATEMENT OF NET ASSETS+
                                 JULY 31, 1998

PRINCIPAL                                                                                   VALUE
  AMOUNT                                                                      RATING*     (NOTE A)
---------                                                                     -------     --------
              MUNICIPAL SECURITIES -- 99.6%
              ALABAMA -- 4.6%
$  200,000    Alabama Special Care Facility Variable Rate Demand Revenue
              Bonds 3.50%, 8/5/98.........................................      Aaa      $   200,000
   500,000    Columbia Industrial Development Board Pollution Control
              Variable Rate Demand Revenue Bonds 3.70%, 8/3/98............      A2           500,000
   300,000    North Alabama Environmental Improvement Authority Variable
              Rate Demand Revenue Bonds 3.75%, 8/3/98.....................      Aa3          300,000
              ARIZONA -- 5.0%
   600,000    Arizona Health Facilities Authority Variable Rate Demand
              Revenue Bonds 3.65%, 8/5/98.................................      Aaa          600,000
   500,000    Pima County Variable Rate Demand Industrial Development
              Revenue Bonds 3.60%, 8/5/98.................................      NR           500,000
              CALIFORNIA -- 4.1%
   200,000    California Health Facilities Financing Authority Variable
              Rate Demand Revenue Bonds 3.20%, 8/5/98.....................      Aaa          200,000
   600,000    Palm Springs Community Redevelopment Agency Variable Rate
              Demand Revenue Bonds 3.375%, 8/5/98.........................      AA-          600,000
   100,000    Los Angeles Regional Airports Improvement Corporation
              Variable Rate Demand Revenue Bonds 3.75%, 8/3/98............      Aa2          100,000
              DELAWARE -- 2.3%
   500,000    Delaware State Economic Development Authority Demand Revenue
              Bonds 3.70%, 8/5/98.........................................      A2           500,000
              FLORIDA -- .5%
   100,000    Florida Housing Finance Agency Variable Rate Demand Revenue
              Bonds 3.55%, 8/5/98.........................................      AA           100,000
              GEORGIA -- 4.1%
   900,000    Burke County Pollution Control Variable Rate Demand Revenue
              Bonds 3.70%, 8/3/98.........................................      A1           900,000
              HAWAII -- 2.3%
   500,000    Hawaii Housing Financial and Development Corporation
              Variable Rate Demand Revenues Bonds 3.55%, 8/5/98...........      Aa3          500,000
              ILLINOIS -- .9%
   200,000    Chicago O'Hare International Airport Variable Rate Demand
              Revenue Bonds 3.50%, 8/5/98.................................      Aa3          200,000
              LOUISIANA -- 5.5%
 1,000,000    Delhi Louisiana Industrial Development Variable Rate Demand
              Revenue Bonds 3.70%, 8/5/98                                       A1         1,000,000
   200,000    Lake Charles Louisiana Harbor and Terminal District Variable
              Rate Demand Revenue Bonds 3.50%, 8/5/98.....................      AA-          200,000
              MARYLAND -- 4.6%
 1,000,000    Montgomery County Housing Variable Rate Demand Revenue Bonds
              3.55%, 8/5/98...............................................      Aa2        1,000,000
              MICHIGAN -- 5.0%
   300,000    Cornell Michigan Economic Development Corporation Variable
              Rate Demand Revenue Bonds 3.65%, 8/3/98.....................      AA+          300,000
   800,000    Michigan State Hospital Finance Authority Variable Rate
              Demand Revenue Bonds 3.55%, 8/5/98..........................      A1           800,000
              NEW YORK -- 2.3%
   100,000    New York State Energy Research Variable Rate Demand Revenue
              Bonds 3.65%, 8/3/98.........................................      Aaa          100,000
   400,000    New York State Medical Care Facilities Variable Rate Demand
              Revenue Bonds 3.43%, 8/5/98.................................      Aa2          400,000
              NORTH DAKOTA -- 2.3%
   500,000    Grand Forks North Dakota Hospital Facilities Variable Rate
              Demand Revenue Bonds 3.75%, 8/5/98..........................      Aa3          500,000
              OHIO -- 11.9%
   600,000    Hamilton County Health System Variable Rate Demand Revenue
              Bonds 3.50%, 8/5/98.........................................      Aa2          600,000
 1,000,000    Ohio State Environmental Improvement Variable Rate Demand
              Revenue Bonds 3.70%, 8/5/98.................................      A1         1,000,000
 1,000,000    Ohio State Water Development Authority Variable Rate Demand
              Revenue Bonds 3.65%, 8/3/98.................................      AA-        1,000,000
              OKLAHOMA -- 1.8%
   400,000    Garfield County Oklahoma Pollution Control Variable Rate
              Demand Revenue Bonds 3.55%, 8/5/98..........................      Aa3          400,000
              OREGON -- 1.4%
   300,000    Port of Portland Pollution Control Variable Rate Demand
              Revenue Bonds 3.75%, 8/3/98.................................      Aa3          300,000
              PENNSYLVANIA -- 11.0%
 1,000,000    Allegheny County Pennsylvania Hospital Development Authority
              Variable Rate Demand Revenue Bonds 3.60%, 8/5/98............      Aaa        1,000,000
   100,000    Delaware County Variable Rate Industrial Development Demand
              Revenue Bonds 3.65%, 8/3/98.................................      Aaa          100,000
   300,000    New Castle Pennsylvania Hospital Authority Variable Rate
              Demand Revenue Bonds 3.60%, 8/5/98..........................      Aaa          300,000
 1,000,000    Pennsylvania State Higher Educational Facilities Authority
              Variable Rate Demand Revenue Bonds 3.60%, 8/5/98............      Aa3        1,000,000
              TEXAS -- 16.1%
   500,000    Bexar County Housing Finance Variable Rate Demand Revenue
              Bonds 3.55%, 8/5/98.........................................      AA+          500,000
   400,000    Grapevine Texas Industrial Development Corporation Variable
              Rate Demand Revenue Bonds 3.75%, 8/3/98.....................      Aa2          400,000
   500,000    Harris County Texas Health Facilities Variable Rate Demand
              Revenue Bonds 3.75%, 8/3/98.................................      AA           500,000
 1,000,000    Harris County Texas Flood Control General Obligation Bonds
              7.00%, 10/1/98..............................................      Aa2        1,015,994
   600,000    Lone Star Texas Airport Variable Rate Demand Revenue Bonds
              3.75%, 8/3/98...............................................     VMIG1         600,000
   500,000    Lower Neches Valley Authority Variable Rate Demand Revenue
              Bonds 3.50%, 8/5/98.........................................      Aa2          500,000
              VIRGINIA -- 1.4%
   300,000    Fairfax County Industrial Development Authority Variable
              Rate Demand Revenue Bonds 3.50%, 8/5/98.....................      Aa2          300,000

PRINCIPAL                                                                                               VALUE
  AMOUNT                                                                                   RATING*     (NOTE A)
---------                                                                                  -------     --------
              MUNICIPAL SECURITIES -- CONTINUED
           WASHINGTON --9.6%
$ 500,000  Port of Seattle Washington Variable Rate Demand General Obligation Bonds,
           3.50%, 8/5/98..................................................................     Aa1     $  500,000
  600,000  Seattle Washington Municipal Light and Power Variable Rate Demand Revenue Bonds
           3.50%, 8/5/98..................................................................     Aa2        600,000
1,000,000  Yakima County Washington Bond Anticipation Notes 4.125%, 9/1/98................    MIG1      1,002,420
           WISCONSIN -- 2.8%
  600,000  Wisconsin Health Facilities Variable Rate Demand Revenue Bonds 3.55%, 8/5/98...     Aaa        600,000
                                                                                                       ----------
           TOTAL INVESTMENTS -- 99.6% (Cost $21,718,414)..................................             21,718,414
           OTHER ASSETS LESS LIABILITIES -- .4%...........................................                 87,288
                                                                                                       ----------
           NET ASSETS -- 100% -- equivalent to $1.00 per share for 21,780,058 outstanding
           Capital Shares in the Trust, $.10 par value (unlimited number of shares
           authorized) -- Note E..........................................................            $21,805,702
                                                                                                       ==========

+ Variable Rate Demand Notes (V.R.D.N.) are instruments whose interest rates change on a specified date (such as coupon date or interest payment date). These instruments are payable on demand and are secured by one or more of the following: letters of credit or other credit support agreements from either banks, corporate obligors, insurance companies and/or the taxing authority of the municipality.

* All ratings are stated as of July 31, 1998 by Moody's Investor Services, Inc. or Standard and Poor's. The unrated municipal obligations are considered by the Trust's investment adviser, Carnegie Capital Management Company, to have characteristics and quality comparable to the rated municipal obligations purchased by the Fund, and are in accordance with policies established by the Board of Trustees. These ratings were not audited by our independent auditors KPMG Peat Marwick.

See Notes to Financial Statements.
                         CARNEGIE TAX FREE INCOME TRUST
                            STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JULY 31, 1998

INTEREST INCOME...............................................................                           $755,228
EXPENSES -- NOTE B
 Management fees..............................................................                $103,404
 Custodian and transfer agent fees............................................                  20,710
 Registration and filing fees.................................................                  16,979
 Professional fees............................................................                  14,591
 Printing.....................................................................                  11,824
 Trustees' fees...............................................................                   8,000
 Postage......................................................................                   3,412
 Insurance expense............................................................                   2,326
 Miscellaneous................................................................                   3,485    184,731
                                                                                              --------   --------
INVESTMENT INCOME -- NET......................................................                           $570,497
                                                                                                         ========

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                           YEAR ENDED JULY 31,
                                                                                        -------------------------
                                                                                           1998          1997
                                                                                        -----------   -----------
INCREASE (DECREASE) IN NET ASSETS -- NOTE E
 Operations:
   Investment income -- net...................................................          $   570,497   $   612,577
 Distributions to shareholders from net
   investment income..........................................................             (570,497)     (612,577)
 Capital share transactions -- net............................................            1,616,939    (5,077,335)
                                                                                        -----------   -----------
       Total increase in net assets...........................................            1,616,939    (5,077,335)
NET ASSETS
 Beginning of year............................................................          $20,188,763    25,266,098
                                                                                        -----------   -----------
 End of year..................................................................           21,805,702    20,188,763
                                                                                        ===========   ===========

See Notes to Financial Statements.

                        CARNEGIE TAX EXEMPT INCOME TRUST
                          OHIO GENERAL MUNICIPAL FUND

                    STATEMENT OF NET ASSETS -- JULY 31, 1998

PRINCIPAL                                                                               VALUE
 AMOUNT                                                                    RATING     (NOTE A)
---------                                                                  ------    -----------
            MUNICIPAL BONDS -- 98.1%
$750,000    Columbus Citation Housing Corp. Revenue Bonds 7.63%,
            1/1/2022....................................................     AA      $   923,186
 400,000    Cuyahoga Cnty. University Hosp. Rev Refunding & Improvement
            5.63%, 1/15/2026............................................     AAA         413,617
 500,000    Cuyahoga Cnty. Meridia Hlth. Care Sys. Rev. Bonds 7.00%,
            8/15/2006...................................................      A          551,832
 500,000    Dublin Ohio City Schl Dist. General Obligation Bonds 6.20%,
            12/1/2002...................................................     AAA         550,284
 600,000    Franklin Cnty. Hosp. Rev. Refunding & Improvement Riverside
            7.60%, 5/15/2020............................................     AAA         649,257
 200,000    Franklin Cnty. Riverside Hosp. Rev. Bonds 7.25%,
            5/15/2020...................................................     AAA         215,221
 200,000    Hamilton Cnty. General Obligation Bonds 5.10%, 12/1/2013....     NR          202,426
 850,000    Hamilton Cnty. Bethesda Hosp. Rev. Bonds 7.00%, 1/1/2009....      A          857,577
 450,000    Mahoning Cnty. Sanitary Sewer Sys. Rev. Bonds 7.50%,
            2/1/2009....................................................     AAA         478,740
 500,000    Mahoning Cnty. Western Reserve Care Sys. Rev. Bonds 5.38%,
            10/15/2015..................................................     AAA         508,976
 145,000    Ohio Capital Corp. Housing Revenue Bonds 7.60%, 11/1/2023...     AAA         152,389
 500,000    Ohio Housing Finance Agency Mtg. Rev. Bonds 5.40%,
            9/1/2029....................................................     AAA         499,227
 271,000    Ohio Housing Finance Agency Rev. Bonds 7.05% 9/1/2016.......     AAA         285,200
 120,000    Ohio State Higher Ed. Oberlin College Rev. Bonds 7.10%,
            10/1/2012...................................................     NR          127,050
 500,000    Ohio State Water Dev. Auth. Ref. & Impt. Rev. Bonds 5.50%,
            12/1/2018...................................................     AAA         513,119
 250,000    Parma Community Hospital Rev. Bonds 7.13%, 11/15/2013.......     AAA         256,860
 500,000    Richland Cnty. General Obligation Bonds 5.40%, 12/1/2015....     AAA         516,242
 150,000    Rural Lorain Water Auth. Ref. & Impt. Rev. Rev. Bonds 5.45%
            10/1/2018...................................................     AAA         154,013
 500,000    Stark Cnty. General Obligation Bonds 5.70%, 11/15/2017......     AAA         519,880
 145,000    University Heights B General Obligation Bonds 6.20%,
            12/1/2014...................................................     NR          157,207
 500,000    Washington Water Sys. Rev. Bonds 5.38%, 12/1/2019...........     AAA         508,544
                                                                                     -----------
            TOTAL MUNICIPAL BONDS -- (COST $8,551,460)..................               9,040,847
                                                                                     -----------
            TOTAL INVESTMENTS -- 98.1% (COST $8,551,460)................               9,040,847
            OTHER ASSETS LESS LIABILITIES -- 1.9%.......................                 179,649
                                                                                     -----------
            NET ASSETS -- 100%..........................................             $ 9,220,496
                                                                                     ===========
            NET ASSET VALUE PER SHARE...................................             $      9.64
                                                                                     ===========
            SHARES OUTSTANDING (unlimited number of shares authorized;
            $.10 par value) --
            NOTE C......................................................                 956,516
                                                                                     ===========
            MAXIMUM OFFERING PRICE PER SHARE (net asset value plus 4.71%
            of net amount invested or 4.5% of the offering price).......             $     10.09
                                                                                     ===========
            NET ASSETS, AS OF JULY 31, 1998, ARE COMPRISED OF THE
            FOLLOWING:
            Aggregate paid in capital...................................             $ 9,260,616
            Accumulated undistributed net realized losses...............                (532,132)
            Unrealized appreciation of investments -- net...............                 492,012
                                                                                     -----------
                                                                                     $ 9,220,496
                                                                                     ===========

* All ratings are stated as of July 31, 1998 by Moody's Investor Services, Inc. or Standard and Poor's. The unrated municipal obligations are considered by the Trust's investment adviser, Carnegie Capital Management Company, to have characteristics and quality comparable to the rated municipal obligations purchased by the Fund, and are in accordance with policies established by the Board of Trustees. These ratings were not audited by our independent auditors KPMG Peat Marwick.

See Notes to Financial Statements.

                        CARNEGIE TAX EXEMPT INCOME TRUST
                          OHIO GENERAL MUNICIPAL FUND

                            STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JULY 31, 1998

INTEREST INCOME.............................................  $565,506
                                                              --------
EXPENSES -- NOTE B
Management fees.............................................    47,508
Professional fees...........................................     9,415
Printing and postage........................................     9,151
Pricing service fees........................................     8,494
Trustees' fees..............................................     8,000
Custodian and transfer agent fees...........................     7,270
Insurance expense...........................................     1,202
Miscellaneous...............................................     3,619
                                                              --------
    Total expenses..........................................    94,659
                                                              --------
INVESTMENT INCOME -- NET....................................   470,847
                                                              --------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain on investments................................    47,896
Change in unrealized appreciation of investments............   (67,102)
                                                              --------
Net loss on investments.....................................   (19,206)
                                                              --------
NET INCREASE IN NET ASSETS FROM OPERATIONS..................   451,641
                                                              ========

                       STATEMENT OF CHANGES IN NET ASSETS

                                                                 YEAR ENDED JULY 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS
Net investment income.......................................  $   470,847    $   544,512
Realized gain on investments -- net.........................       47,896         66,008
Change in unrealized appreciation of investments -- net.....      (67,102)       202,087
                                                              -----------    -----------
Net increase in net assets from operations..................      451,641        812,607
                                                              -----------    -----------
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME --
  NOTE A....................................................     (470,847)      (544,512)
CAPITAL SHARE TRANSACTIONS -- NOTE C
Shares sold.................................................      616,998        631,315
Shares issued on reinvestment of distributions..............      319,004        369,749
                                                              -----------    -----------
                                                                  936,002      1,001,064
Shares redeemed.............................................   (1,979,505)    (2,641,942)
                                                              -----------    -----------
Net increase/(decrease) from capital shares transactions....   (1,043,503)    (1,640,878)
                                                              -----------    -----------
         Total increase/(decrease) in net assets............   (1,062,709)    (1,372,783)
NET ASSETS
Beginning of year...........................................   10,283,205     11,655,988
                                                              -----------    -----------
End of year.................................................  $ 9,220,496    $10,283,205
                                                              ===========    ===========

See Notes to Financial Statements.

                      CARNEGIE FUNDS GROUP (THE "TRUSTS")

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- ACCOUNTING POLICIES

   Liquid Capital Income Trust (LCI), Carnegie Government Securities Trust
(CGST) and Carnegie Tax Free Income Trust (CTF) (the "Money Funds") are money market funds. The Trusts are open-end, diversified management investment companies registered under the Investment Company Act of 1940, as amended.

   Carnegie Tax-Exempt Income Trust is registered under the Investment Company Act of 1940, as amended, as a non-diversified, open-end management investment company. The Trust offers shares of beneficial interest in the Ohio General Municipal Fund ("Ohio General").

   The following is a summary of significant accounting policies followed by the Trusts. The policies are in conformity with generally accepted accounting principles.

   Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from those estimates.

   Security valuations -- Investment securities for LCI, CGST and CTF are valued using the amortized cost method whereby a security is valued at cost adjusted for the amortization of any premiums or discounts over the period until maturity. The cost of portfolio securities is substantially the same for financial reporting and federal income tax purposes.

   The value of municipal obligations held by Ohio General are furnished by pricing services approved by the Trust's Board of Trustees using methods based on market transactions for comparable securities and other factors which are generally recognized by institutional traders. Short-term portfolio securities are valued using the amortized cost method whereby a security is valued at cost adjusted for the amortization of any premiums or discounts over the period until maturity.

   Security transactions and related investment income -- Security transactions are accounted for on the trade date (date order to buy or sell is executed). Interest income is determined on the basis of accrued interest and discount earned (including original issue and market discount) and premium amortized. Realized gains and losses, if any, on sales of securities are calculated on the identified cost basis.

   Repurchase Agreements -- For LCI and CGST, all repurchase agreements are collateralized by United States Government Securities and such collateral is in the possession of the Trusts' custodian. Each Trust evaluates collateral daily. The market value of collateral is noted in the Statement of Net Assets. Unless otherwise noted, the purchase date for all repurchase agreements was July 31, 1998.

   Federal income taxes -- The Trusts have elected to fulfill the applicable requirements of the Internal Revenue Code relating to regulated investment companies by distributing all income to shareholders and, accordingly, no provision for federal income taxes is required.

   Distributions paid by Ohio General from net investment income on tax-exempt municipal obligations are not includable by shareholders as gross income for federal income tax purposes because Ohio General has fulfilled certain requirements of the Internal Revenue Code applicable to regulated investment companies which will enable Ohio General to pay exempt-interest distributions. For the year ended July 31, 1998, Ohio General has capital loss carryovers for federal income tax purposes of $273,926. If unused, such amount will expire on July 31, 1999.

   Securities purchased on a when-issued basis -- Delivery and payment for securities which have been purchased on a when-issued or delayed delivery basis can take place a month or more after the date of the transaction. The securities so purchased are subject to market fluctuation during this period. The Trusts instruct the custodian to segregate assets in a separate account with a market value equal to the amount of its purchase commitment. At July 31, 1998, there were no when-issued securities.

   Capital share transactions and distributions to shareholders -- The Money Funds' shares are sold in continuous public offerings and are redeemed at their respective net asset values. LCI and CGST declare and pay dividends each business day to distribute their net investment income and realized net short-term capital gains, if any. CTF declares a dividend each business day and pays the dividend monthly. For LCI and CGST, all such dividends are automatically reinvested in additional shares of the applicable Trust at their respective net asset values. For CTF, the shareholders may elect a cash distribution of dividends or elect automatic reinvestment in additional shares of the Trust at its net asset value.

   Ohio General shares are sold in a continuous public offering and are redeemed at the net asset value. The Fund declares distributions each business day and pays the distributions monthly. Shareholders may elect to reinvest such distributions at the net asset value on the payment date or receive the distributions in cash.

   Ohio General concentrates its investments in Ohio, and therefore may have more credit risk related to the economic conditions in the state of Ohio than a portfolio with broader geographical diversification.

NOTE B -- MANAGEMENT FEE AND DISTRIBUTION FEE

   Pursuant to the investment advisory contract (the "Advisory Contract") in effect between the Trusts and Carnegie Capital Management Company ("CCMC"), CCMC is responsible for the management of the investments for the Trusts, and the overall management of the business affairs, subject to the general supervision and control of the Board of Trustees.

   CCMC performs and bears the cost of research, statistical analysis and continuous supervision of the investment portfolios of the Trusts and furnishes office facilities and certain clerical and administrative services. In addition, CCMC, together with Carnegie Fund Distributors, Inc. ("CFD"), the Fund's principal underwriter and a wholly-owned subsidiary of CCMC, bears promotional expenses, including costs of printing and distributing prospectuses utilized for promotional purposes, other than those waived under the Distribution Expense Plan described below.

   LCI compensates CCMC with a management fee at an annual rate of .50% of LCI's average daily net assets up to $700 million, .45% of the next $500 million, .40% of the next $800 million and .35% of the average daily net assets exceeding $2.0 billion. At July 31, 1998, LCI had $76,281 payable to CCMC for management fees, and for the year then ended CCMC earned management fees of $1,091,375.

   CGST compensates CCMC with a management fee at an annual rate of .50% of CGST's average daily net assets up to $100 million, .40% of the next $200 million and .35% of average daily net assets in excess of $300 million. At July 31, 1998, CGST had $6,586 payable to CCMC for management fees, and for the year then ended CCMC earned management fees of $72,460.

   CTF compensates CCMC with a management fee at an annual rate of .50% of CTF's average daily net assets. At July 31, 1998, CTF had $9,825 payable to CCMC for management fees, and for the year then ended CCMC earned management fees of $103,404.

   Ohio General compensates CCMC with a management fee at an annual rate of .50% of Ohio General's average daily net assets. At July 31, 1998, Ohio General had $3,917 payable to CCMC for management fees, and for the year then ended CCMC earned management fees of $47,508.

   The Trustees have adopted a Distribution Expense Plan pursuant to Rule 12b-1 under the 1940 Act with respect to Ohio General. Pursuant to the Distribution Expense Plan, Ohio General will pay to CFD quarterly a Distribution Fee at the annual rate of .30 of 1% of the average daily net assets. If actual Distribution Expenses incurred for the year are less than the yearly Distribution Fee, as calculated above, the Ohio General will pay an amount equal to such Distribution Expenses. CFD is required to use .20 of 1% of such fee to make continuing payments to authorized securities dealers for their continuing distribution and promotional assistance in connection with the sale of the shares of Ohio General. The remaining portion of the Distribution Fee must be utilized by CFD for expenses incurred which are primarily intended to result in the sale of shares including, but not limited to, paying for the preparation, printing and distribution of sales literature and other promotional materials to existing and prospective investors and by directly or indirectly purchasing radio, television, newspaper and other media advertising and conducting sales seminars, sales contests, and other incentives. Distribution fees in the amount of $28,499 for the year ended July 31, 1998 were waived for the Ohio General Municipal Fund.

   For the year ended July 31, 1998, CFD received sales charges paid by the purchasers of Ohio General's shares of $711. Such sales charges are not expenses of Ohio General and hence are not reflected in the accompanying Statements of Operations. CCMC, CFD and the Trusts have certain officers in common.

   LCI compensates independent trustees with a quarterly fee of $1,500. CGST, CTF and Ohio General each compensate trustees with a quarterly fee of $500.

NOTE C -- CAPITAL SHARES

Transactions in capital shares were as follows:

                                                                    YEAR ENDED JULY 31
                                                              -------------------------------
                                                                   1998             1997
                                                              --------------   --------------
LCI
 Shares sold................................................     666,052,853      386,866,751
 Shares issued on reinvestment of distributions.............      10,216,408        8,808,056
                                                              --------------   --------------
                                                                 676,269,261      395,674,807
 Shares redeemed............................................    (696,979,044)    (415,997,674)
                                                              --------------   --------------
 Net decrease in capital shares.............................     (20,709,783)     (20,322,867)
                                                              ==============   ==============
CGST
 Shares sold................................................      14,224,541       15,408,580
 Shares issued on reinvestment of distributions.............         657,166          523,418
                                                              --------------   --------------
                                                                  14,881,707       15,931,998
 Shares redeemed............................................     (12,787,864)     (16,229,335)
                                                              --------------   --------------
 Net increase in capital shares.............................       2,093,843         (297,337)
                                                              ==============   ==============
CTF
 Shares sold................................................      41,751,665       35,113,852
 Shares issued on reinvestment of distributions.............         570,497          612,577
                                                              --------------   --------------
                                                                  42,322,162       35,726,429
 Shares redeemed............................................     (40,705,223)     (40,803,764)
                                                              --------------
 Net increase in capital shares.............................       1,616,939       (5,077,335)
                                                              ==============   ==============
Ohio General
 Shares sold................................................          64,230           66,452
 Shares issued on reinvestment of distributions from net
   investment income........................................          33,074           39,040
                                                              --------------   --------------
                                                                      97,304          105,492
Shares redeemed.............................................        (205,805)        (278,926)
                                                              --------------   --------------
Net increase/(decrease) in capital shares...................        (108,501)        (173,434)
                                                              ==============   ==============

NOTE D -- PURCHASES AND SALES OF INVESTMENT SECURITIES -- OHIO GENERAL MUNICIPAL FUND

   Purchases of investment securities and value of securities maturing or sold excluding short-term securities during the year ended July 31, 1998 amounted to $499,500 and $1,539,280 respectively.

   For Federal income tax purposes, the identified cost of securities owned on July 31, 1998 was $8,551,460. Aggregate unrealized appreciation on the cost basis of investments was zero and aggregate unrealized depreciation was $67,102. Net realized appreciation at July 31, 1998 was $492,012.

NOTE E -- NET ASSETS

Net Assets, as of July 31, 1998, are comprised of the following:

                                                                  LCI           CGST           CTF
                                                              ------------   -----------   -----------
Capital shares, at par......................................  $ 16,447,596   $ 1,453,425   $ 2,180,570
Capital shares in excess of par.............................   148,028,359    13,080,827    19,625,132
                                                              ------------   -----------   -----------
       Net Assets...........................................  $164,475,955   $14,534,252   $21,805,702
                                                              ============   ===========   ===========

                                CARNEGIE CAPITAL
                               MANAGEMENT COMPANY
                            THE CARNEGIE FUNDS GROUP
                   1228 Euclid Avenue, Cleveland, Ohio 44115
                             Phone: (216) 781-4440
                         call toll free (800) 321-2322

                                   CARNEGIE
                                  FUNDS GROUP

--------------------------------------------------------------------------------

                                    CARNEGIE
                           Liquid Capital Income Trust
                is a money market fund with dividends compounded
                                     daily.

                                    CARNEGIE
                           Government Securities Trust
             is a money market fund investing in securities issued
               or guaranteed by the U.S. Government, its agencies
                or instrumentalities and repurchase agreements.

                                    CARNEGIE
                              Tax Free Income Trust
              provides income free from federal income taxation--
                      while offering all the advantages of
                              a money market fund.

                                    CARNEGIE
                             Tax Exempt Income Trust
                          Ohio General Municipal Fund
                    provides a high level of current income
                exempt from federal and Ohio state income taxes.

      This report was prepared for shareholders of the Trusts. It is not authorized for distribution to others unless it is accompanied or preceded by a current combined prospectus. For more complete information on the Carnegie funds, including sales charges and expenses, see the appropriate sections of the combined prospectus, which may be obtained from your broker. Read the prospectus carefully before you invest or send money.

                                     (LOGO)

                      CARNEGIE CAPITAL MANAGEMENT COMPANY

         -- Liquid Capital Income Trust

         -- Carnegie Government
             Securities Trust

         -- Carnegie Tax Free Income
             Trust

         -- Carnegie Tax Exempt Income
             Trust -- Ohio General Municipal Fund
-------------------------------------------------------------------

                                 Annual Reports

                                 July 31, 1998

-------------------------------------------------------------------
              (LOGO) CARNEGIE CAPITAL MANAGEMENT COMPANY
                     1100 The Halle Building
                     1228 Euclid Avenue

                     Cleveland, Ohio 44115-1831